Here To Serve Holding Corp.

February 6, 2014

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Re:	Here To Serve Holding Corp.
Registration Statement on Form 10
File No. 000-22385

To whom it may concern:

In accordance with Rule 477 of the Securities Act of 1933, as amended, Here To Serve Holding Corp. hereby withdraws its Registration Statement on Form 10 that was originally filed with the Securities and Exchange Commission on December 13, 2013. No securities were sold in conjunction with this registration. We intend to refile on the earliest practicable date.

Here To Serve Holding Corp.

Jeffrey Cosman

Chief Executive Officer

1111 Alderman Drive – Suite 210, Alpharetta, Georgia 30005